September 6, 2024

Charles N. Reeves
Chief Executive Officer
MidWest One Financial Group, Inc.
102 South Clinton Street
Iowa City, Iowa 52240

       Re: MidWest One Financial Group, Inc.
           Registration Statement on Form S-3
           Filed August 29, 2024
           File No. 333-281845
Dear Charles N. Reeves:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Robert Fleetwood, Esq.